Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

August 15, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Dogecoin ETF
File No. 333-284553

Dear Ms. Tillan, Mr. Irving, Ms. Bednarowski and Mr. Lin:

This letter responds to your comments regarding amendment no. 1 to the registration statement filed on Form S-1 for the Bitwise Dogecoin ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 26, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Table of Contents, page i

In the Table of Contents, please correct the typographical errors in the lines “XRP, XRP Market and Regulation of XRP” and “The Trust and XRP Prices.”

Response to Comment 1

Pursuant to the Staff’s comment, the Table of Contents has been revised.

Comment 2 – Prospectus Summary – Dogecoin, the Dogecoin Blockchain and the Dogecoin Network, page 1

The Staff notes your response and revised disclosure to prior comment 3 and partially reissue. In an appropriate section, please disclose the transaction fees associated with transferring Dogecoin.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Risk Factors.”

August 15, 2025

The prevailing level of transaction fees may adversely affect the usage of the Dogecoin Network.

Dogecoin miners collect fees for each transaction they confirm. Miners validate unconfirmed transactions by including them in newly mined blocks. While miners are not required to confirm any particular transaction, they are economically incentivized to include transactions offering fees, which supplement the fixed block reward. Mining software generally prioritizes transactions based on (i) user-defined thresholds, (ii) transaction fees, (iii) transaction value, and (iv) time of receipt.

Transaction fees on the Dogecoin Network have historically been low due to its fast block time and relatively low network congestion but have fluctuated over time. As of July 24, 2025, the average fee per transaction was approximately $0.0097 per transaction. However, periods of increased demand could result in higher fees, which may reduce the attractiveness of using the Dogecoin Network.

If miners were to collude in an anticompetitive manner to exclude low-fee transactions, users might face delays or be required to pay higher fees for prompt processing. Although such collusion would likely be difficult to enforce across the globally distributed Dogecoin Network, any perception of unfairness or inefficiency in transaction processing could negatively impact user adoption of Dogecoin and the performance of a Dogecoin-related investment vehicle such as the Trust.

Comment 3 – Prospectus Summary – The Trust’s Fees and Expenses, page 6

Refer to your response to prior comment 8. Please revise your disclosure to explain the circumstances in which the Trust is responsible for paying the Dogecoin Blockchain fees. In this regard, the Staff notes your continued disclosure on page 6 that “[t]he Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor, including, but not limited to,... Dogecoin Blockchain fees.”

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised to clarify that the Trust is not responsible for paying Dogecoin Blockchain fees.

August 15, 2025

Comment 4 – Risk Factors – Dogecoin is a relatively new technological innovation with a limited…, page 15

To provide context for this risk, please specifically state how long Dogecoin has been traded, and how long it has been traded in the United States.

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure has been added to the risk factor entitled “Dogecoin is a relatively new technological innovation with a limited operating history”:

Dogecoin began trading on major global cryptocurrency exchanges – including US exchanges – in December 2013.

Comment 5 – Risk Factors – Possible illiquid markets may exacerbate losses or increase..., page 39

To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the Dogecoin market.

Response to Comment 5

Pursuant to the Staff’s comment, the following disclosure has been added to the risk factor entitled “Possible illiquid markets may exacerbate losses or increase the variability between the Trust’s NAV and its market price.”:

As of _________, 2025, the market capitalization of Dogecoin was $___________ and had an average daily trading volume of $________________. Comparatively, bitcoin had a market capitalization of _____________ and an average daily trading volume of $_____________ and ether had a market capitalization of _____________ and an average daily trading volume of $_____________. Both bitcoin and ether are held by exchange-traded products with a structure substantially similar to the Trust.

Comment 6 – Dogecoin, Dogecoin Market and Regulation of Dogecoin – Dogecoin Markets and Exchanges, page 63

Please revise to add a brief discussion of the Dogecoin futures markets.

August 15, 2025

Response to Comment 6

Pursuant to the Staff’s comment, the referenced section of the Registration Statement has been revised to include the following disclosure.

The CFTC has regulatory jurisdiction over the Dogecoin futures markets. In addition, the CFTC has asserted in enforcement actions that digital assets like Dogecoin may constitute “commodities” under the Commodity Exchange Act. As such, the CFTC has authority to prosecute fraud and manipulation in the cash, or spot, market for Dogecoin pursuant to Section 6(c)(1) of the Commodity Exchange Act and CFTC Rule 180.1. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving Dogecoin that do not use collateral, leverage or financing.

On April 1, 2024, Coinbase Derivatives, LLC (“Coinbase Derivatives”), a designated contract market (“DCM”) registered with the CFTC, launched new contracts for Dogecoin futures products. DCMs are boards of trades (or exchanges) that operate under the regulatory oversight of the CFTC, pursuant to Section 5 of the Commodity Exchange Act. To obtain and maintain designation as a DCM, an exchange must comply on an initial and ongoing basis with twenty-three Core Principles established in Section 5(d) of the CEA. Among other things, DCMs are required to establish self-regulatory programs designed to enforce their rules, prevent market manipulation and customer and market abuses, and ensure the recording and safe storage of trade information. The CFTC did not formally approve the Dogecoin futures contracts but reviewed Coinbase Derivatives’ self-certification filing pursuant to CFTC Regulation 40.2(a). DCMs are required to ensure that listed products are not susceptible to manipulation and that they comply with the CEA and all applicable regulations. In connection with listing Dogecoin futures, Coinbase Derivatives was required to maintain information-sharing agreements with digital asset spot platforms to monitor cash market activity and price formation; to surveil for potential manipulation or anomalous price movements between the spot and futures markets; and to coordinate with CFTC surveillance staff as needed, including sharing trade and settlement data upon request. As of ____________, 2025, the open interest on such Dogecoin futures amounted to $______________.

August 15, 2025

Comment 7 – Dogecoin, Dogecoin Market and Regulation of Dogecoin – Government Oversight, Though Increasing, Remains Limited, page 66

Please revise this section to include a discussion of the regulation of Dogecoin futures and government oversight.

Response to Comment 7

Please see above Response to Comment 6.

Comment 8 – The Trust and Dogecoin prices, page 68

The Staff notes that you deleted the following statement appearing on page 67 of the prior filing: “If there are changes to the Constituent Platforms used to calculate the Pricing Benchmark, or other material changes to the Pricing Benchmark calculation methodology, the Trust will notify Shareholders in a prospectus supplement and a current report on Form 8-K or in its annual or quarterly reports.” Please restore this disclosure, or explain why it was removed.

Response to Comment 8

The Registrant has revised the disclosure to make clear that while material changes to the calculation methodology may warrant a prospectus supplement and/or Form 8-K filing, mere changes to the Constituent Platforms will not. Changes made by the Benchmark Provider to the Constituents do not constitute a material change that would necessitate the filing of a Form 8-K or a prospectus supplement.

Comment 9 – The Trust and Dogecoin prices, page 68

Related to Comment 8, in this amendment, you have also removed your tabular disclosures providing market share and volume information for each Constituent Platform used to calculate the Dogecoin price appearing on pages 68 - 69 of the prior filing. Please restore these disclosures.

Response to Comment 9

The disclosure has been restored.

Comment 10 – The Trust and Dogecoin prices – The CF Dogecoin - Dollar Settlement Price – Pricing Benchmark methodology, page 68

The Staff notes your disclosure on page 73 that the Benchmark Provider data is used under license as a source of information for the Trust’s products. When available, please disclose the material terms of any license agreement that the Benchmark Provider and the Sponsor have entered into, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.

August 15, 2025

Response to Comment 10

No such license agreement exists. The referenced disclosure has been deleted.

Comment 11 – Calculation of NAV, page 74

The Staff notes your response and revised disclosure to prior comment 17. Please revise to clarify whether you have a license agreement with a Secondary Source. If so, please identify the Secondary Source and describe how the value of Dogecoin is calculated by the valuation methods of the Secondary Source. If not, please so state. In addition, please revise to provide examples of the “available data” the Sponsor will consider to determine the fair price of Dogecoin if the Pricing Benchmark, the Secondary Source and the principal market price are unavailable or deemed unreliable.

Response to Comment 11

The Registrant does have agreements with any third parties for use of their valuation methods and does not have a license to use a secondary index.

Comment 12 – Calculation of NAV, page 74

The Staff notes your revised disclosure in response to prior comment 19 that ICE Data Indices, LLC calculates the ITV. To the extent that you have a material agreement in place with ICE Data Indices, LLC, please revise to disclose the material terms thereof. Also, please file the agreement as an exhibit to the registration statement, if required by Item 601 of Regulation S-K.

Response to Comment 12

The Registrant anticipates having an agreement with ICE Data Indices, LLC (“ICE Data”) pursuant to which ICE Data calculates the Trust’s ITV. However, the Registrant has determined that such agreement will not be material pursuant to Item 601(b)(10)(ii) of Regulation S-K. Such an agreement is made in the ordinary course of business and the Registrant’s business is not substantially dependent on the services contemplated under the agreement. The Registrant shares this determination with nearly all other ETF issuers who have declined to file this standard agreement as an exhibit to their Registration Statement.

August 15, 2025

Comment 13 – Custody of the Trust’s Assets, page 84

Refer to your revised disclosure in response to prior comment 21 that “[s]imilarly secure technology may include the usage of storage on hardware security modules (‘HSMs’) that may connect to the internet securely in order to broadcast transactions.” Please revise to address any risks related to the use of HSMs.

Response to Comment 13

Pursuant to the Staff’s comment, the following has been added to the referenced disclosure.

While such connectivity is intended to be limited and secure, it may nonetheless expose the system to cybersecurity risks, including potential vulnerabilities in software, firmware, or network architecture. Any compromise of the HSM environment, including unauthorized access or exploitation of its internet-connected features, could result in the loss or theft of digital assets, and may adversely affect the value of the Shares or the Trust’s ability to transact.

Comment 14 – Creation and Redemption of Shares, page 95

The Staff notes your disclosure on page 96 that “[t]he manner by which creations are made is dictated by the terms of the Authorized Participant Agreement.” Please revise to identify the current Authorized Participants with Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions.

Response to Comment 14

Pursuant to the Staff’s comment, the following disclosure has been added below to the section entitled Plan of Distribution – Authorized Participants” and will be populated prior the listing and trading of the Shares.

As of _______________, 2025, ________, ________, ________, ________ and __________ have executed Authorized Participant Agreements with the Trust. Pursuant to the terms of those Authorized Participant Agreements, each such Authorized Participant, except for _________ and _________, may conduct Cash Creations, Cash Redemptions, In-Kind Creations and In-Kind Redemptions. As of ___________, 2025, ___________ and _____________ may only conduct Cash Creations and Cash Redemptions.

August 15, 2025

Comment 15 – Creation and Redemption of Shares, page 95

Refer to the first bullet of prior comment 23. For creations, please revise your disclosure to clarify whether any excess cash will be returned to the Authorized Participants to the extent that the cash deposit amount exceeds the execution price of the Dogecoin acquired.

Response to Comment 15

The section of the Registration Statement entitled “Creation and Redemption of Shares” has been revised to include the following disclosure set forth below.

If the amount of cash required to acquire the requisite amount of Dogecoin is less than the amount deposited by the Authorized Participant, such excess cash will be returned to the Authorized Participant.

Comment 16 – Creation and Redemption of Shares, page 95

The Staff notes your response to the third bullet of prior comment 23. The Staff is unable to locate your revisions in response to this comment and reissue. Please revise to clarify whether any costs or transaction fees associated with creations and redemptions are payable by the Trust.

Response to Comment 16

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “Creation and Redemption of Shares – Creation and Redemption Transaction Fee”:

No costs or transaction fees associated with creations and redemptions are payable by the Trust.

Comment 17 – Conflicts of Interest, page 102

Refer to your response to prior comment 25. Please revise this section to address any potential conflicts of interest between the Trust and the Trade Credit Lender and the Dogecoin Trading Counterparties, as applicable. If you do not believe that any potential conflicts of interest exist between these parties, please tell us.

August 15, 2025

Response to Comment 17

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Conflicts of Interest” has been revised to include the disclosure set forth below.

The Prime Execution Agent, the Dogecoin Custodian and the Trade Credit Lender are affiliates of Coinbase Global. As affiliates, the Coinbase Entities may have actual or potential conflicts of interest when executing the Trust’s orders to purchase Solana pursuant to the Agent Execution Model. As a result of these and other conflicts, when acting as principal, the Coinbase Entities may have an incentive to favor their own interests and the interests of their affiliates over the Trust’s interests and have in place certain policies and procedures that are designed to mitigate such conflicts. For additional information on the conflicts of interest of the Coinbase Entities, see “The Prime Execution Agent and the Trade Credit Lender—The Prime Execution Agent and “Material Contracts – Prime Execution Agreement.”

Comment 18 – Material Contracts – Prime Execution Agreement, page 112

The Staff notes your response to prior comment 5, which references your existing disclosure in the section entitled “Material Contracts – Prime Execution Agreement.” Please further revise your disclosure regarding the potential conflicts of interest associated with the Trust’s arrangement with the Prime Execution Agent, an affiliate of the Dogecoin Custodian, to specifically describe the impact that such potential conflicts of interest may have on price.

Response to Comment 18

Pursuant to the Staff’s comment, the following disclosure has been added to the referenced section of the Registration Statement.

Such conflicts could cause the Trust to purchase or sell Dogecoin at less favorable prices.

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August 15, 2025

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management

James Audette, Esq., Chapman and Cutler LLP